THE USA PLAN

AN INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds M P & Q

Supplement Effective as of May 1, 2009

This supplement updates and amends certain information contained in your current variable annuity prospectus and supplements thereto. Please read it carefully and keep it with your product prospectus for future reference.

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IMPORTANT INFORMATION REGARDING FUND NAME CHANGES

Effective May 1, 2009, certain of the Funds available through the ReliaStar Life Insurance Company of New York Variable Annuity Funds M P & Q will change their names as follows:

Former Fund Name	Current Fund Name
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio
ING VP International Value Portfolio	ING International Value Portfolio
ING VP MidCap Opportunities Portfolio	ING MidCap Opportunities Portfolio
ING VP Money Market Portfolio	ING Money Market Portfolio
ING VP SmallCap Opportunities Portfolio	ING SmallCap Opportunities Portfolio

NOTICE OF UPCOMING FUND MERGERS

Effective July 20, 2009 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

Disappearing Funds	Surviving Funds
ING JPMorgan Value Opportunities Portfolio	ING Russell[TM] Large Cap Value Index Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell[TM] Large Cap Growth Index Portfolio

Continued on next page.

IMPORTANT INFORMATION REGARDING THE
UPCOMING FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a Sub-Account that invests in a Disappearing Fund to any other available Sub-Account or to the Fixed Account. **See the "*Transfers Between Sub-Accounts*" section on page 22 of your Contract prospectus for information about making Sub-Account transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a Sub-Account that invests in a Disappearing Fund will automatically become an investment in the Sub-Account that invests in the corresponding Surviving Fund with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future purchase payments received that would have been allocated to a Sub-Account corresponding to a Disappearing Fund will be automatically allocated to the Sub-Account corresponding to the applicable Surviving Fund. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050. **See the "*Transfers Between Sub-Accounts*" section on page 22 of your Contract prospectus for iinformation about allocation changes.**
- After the Merger Effective Date, the Sub-Accounts that invest in the Disappearing Funds will no longer be available through your Contract.
- You will not incur any fees or charges or any tax liability because of the mergers, and your Contract Value immediately before the mergers will equal your Contract Value immediately after the mergers.
- There will be no further disclosure regarding the Disappearing Funds in future supplements to the Contract prospectus.
- **Because of the upcoming Fund mergers, the following Funds will be added, effective May 1, 2009, to your Contract as available investment options:**
    - ING Russell^{TM} Large Cap Growth Index Portfolio
    - ING Russell^{TM} Large Cap Value Index Portfolio

INFORMATION ABOUT THE FUNDS AVAILABLE
THROUGH THE CONTRACT

Effective May 1, 2009, Sub-Accounts which invest in the following Funds are available through the Contract:

- AllianceBernstein Money Market Portfolio (Class A)
- Fidelity® VIP *Contrafund* Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- Fidelity® VIP Index 500 Portfolio (Initial Class)
- Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
- ING Franklin Income Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING PIMCO High Yield Portfolio (Class S)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Oppenheimer Global Portfolio (Class I)

- ING Oppenheimer Strategic Income Portfolio (Class I)
- ING Pioneer High Yield Portfolio (Class I)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING Money Market Portfolio (Class I)
- ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)
- ING Russell^{TM} Large Cap Value Index Portfolio (Class I)
- ING International Value Portfolio (Class I)
- ING MidCap Opportunities Portfolio (Class I)
- ING SmallCap Opportunities Portfolio (Class I)
- Oppenheimer Capital Appreciation Fund/VA

Fund Investment Advisers and Investment Objectives. The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Funds available through the Contract. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
AllianceBernstein Money Market Portfolio (Class A)	Investment Adviser: AllianceBernstein L.P.	Seeks safety of principal, excellent liquidity and maximum current income to the extent consistent with the first two objectives.
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
Fidelity® VIP Index 500 Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc; Geode Capital Management, LLC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500®.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Investments Money Management, Inc.; Fidelity Research & Analysis Company; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks as high a level of current income as is consistent with the preservation of capital.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Franklin Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING JPMorgan Value Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.
ING PIMCO High Yield Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Van Kampen Capital Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks long-term capital appreciation.
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Pioneer High Yield Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING Money Market Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market investments while maintaining a stable share price of $1.00.
ING Russell™ Large Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Value Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING International Value Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP MidCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
Oppenheimer Capital Appreciation Fund/VA	Investment Adviser: Oppenheimer Funds, Inc.	Seeks capital appreciation.

IMPORTANT INFORMATION REGARDING THE FUNDS AVAILABLE THROUGH YOUR CONTRACT

The Funds available through your Contract prior to the Annuity Commencement Date may be different than those available for investment after the Annuity Commencement Date.

For information about the Funds available through your Contract after the Annuity Commencement Date, please contact us at our:

> ING Customer Service Center
> P.O. Box 5033
> Minot, ND 58702-5033
> 1-877-884-5050

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5033
> Minot, ND 58702-5033
> 1-877-886-5050